Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Phone: 312-917-7700

www.nuveen.com

March 24, 2017

VIA EDGAR

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Credit Opportunities 2022 Target Term Fund

Registration Statement on Form N-2

File Nos. 333-213921; 811-23195

Dear Ms. Bentiznger,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Credit Opportunities 2022 Target Term Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on March 28, 2017 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN CREDIT OPPORTUNITIES 2022 TARGET TERM FUND

By:	/s/ Gifford R. Zimmerman
Name:	Gifford R. Zimmerman
Title:	Vice President and Secretary